Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

Transcript of Intuit Inc. presentation on Tuesday, March 3, 2020 at 8:45 pm GMT at Morgan Stanley Technology, Media & Telecom Conference, San Francisco, CA (Thomson StreetEvents)

CORPORATE PARTICIPANTS

Sasan K. Goodarzi, Intuit Inc. - CEO, President & Director

CONFERENCE CALL PARTICIPANTS

Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

PRESENTATION

Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

Excellent. Thank you, everyone, for joining us this afternoon. My name is Keith Weiss. I run the U.S. equity research team at Morgan Stanley. And very pleased to have with us Intuit CEO, Sasan Goodarzi.

Before we get started, I am going to read a brief disclosure. Please note that all important disclosures, including personal holdings disclosures and Morgan Stanley disclosures appear on the Morgan Stanley public website at www.morganstanley.com\researchdisclosures or at the registration desk. So welcome to the conference. And I think this is actually the first time that we’ve done a fireside chat at the conference. And so thank you for joining us.

QUESTIONS AND ANSWERS

Analyst: Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

Question – Keith Weiss: Maybe you could just give us a little bit of a background on yourself. You’ve been at Intuit, I think, it’s 14 years now. You’ve had a lot of different roles, been CEO for a little while now and kind of just give us your background and what makes you super excited about sort of Intuit on a go-forward basis from here?

Answer – Sasan K. Goodarzi: Yes. Well, first of all, thank you for having me. And as you said, I’ve been with the company for 15 years. And the thing that gets me really excited is why we show up to work every single day. We serve consumers and small businesses. And our mission is to power prosperity around the world and to be able to truly change people’s lives for the better, whether it’s consumer trying to get healthier in their financial life or a small business focused on fueling their success. It’s just — it’s a fun job to have.

Question – Keith Weiss: Right, right. So the story at Intuit has been evolving. Over the past couple of years, you’ve moved away from — there’s a small business, accounting business, and there’s a tax business, and we’re operating really well between the 2 of them. So it’s a much broader platform and trying to create a lot more linkages amongst the various products, utilizes the data much more cohesively across the entire platform. What indicators should investors be looking at? What can you point to us that in terms of sort of tracking the success of that initiative of moving from basically sort of a 2-product company to being much more of a platform company?

Answer – Sasan K. Goodarzi: I’ll start with what matters most to our customers. A little over 1.5 years ago, we declared across the company that everyone we serve, in essence, behaves like a consumer. And so everyone’s trying to make ends meet. Everyone, depending on the country that they’re in is trying to get the largest tax refund because it’s the biggest paycheck of the year. And for those that have been bold enough to become an entrepreneur, they have an additional set of needs. They’re trying to get customers, they’re trying to get paid, they’re trying to get access to capital and run their business. And so we galvanize the company around these customer problems because in order to become a true platform, you have to have clarity of what it’s in service to. And so in that context, we declared really for us to become an AI-driven expert platform. And this for us was, one, having an open platform. So us and others can build on our platform to deliver for customers. It was about accelerating the application of technology. In this case, AI, machine learning and knowledge engineering to really fundamentally transform experiences. And because we deal with people’s money, and they lack confidence, we are connecting people to experts on our platform. And so digitally, you can get access to anyone for help instantly on an iPhone or an Android phone. So that is the essence of our strategy backed by what matters most to our customers to truly become a platform. And for us, our real measure is its member growth, its engagement and its delivery of benefit, which for us connects directly to what’s possible in terms of delivering revenue growth.

Question – Keith Weiss: Got it. A lot of the story now revolves around the data that you guys have. And a lot of sort of the new initiatives have been better utilizing that data either for new customer acquisition or for new products like being able to do like QuickBooks Capital and be able to do loan origination really well. What do you think kind of the data that help you to populate their tax returns to up the retention rate on tax? Is that the right lens through which to see Credit Karma, right? So you guys made a big investment, the biggest acquisition that you guys have done in terms of Credit Karma. Is that — is data kind of like the bedrock of sort of that story and the investment that you’re making?

Answer – Sasan K. Goodarzi: It absolutely is. It — for us, first of all, it’s important to start with, our view is that this is our customers’ data, not ours. And protecting our customers’ data, the privacy and the security of that data is absolutely essential. With that as the foundational element, we see it as our job to put the power of the customers’ data in their hands, so we can power the economy and power the benefit that they should expect. And so the context of Credit

Karma, we declared 5 bets across the company. And 1 of the 5 bets was around unlocking smart money decisions. And this has really been around creating a consumer finance platform, that really behaves like a financial assistant in the palm of the hands of a consumer. And there’s really 3 things that we’re focused on. One is we want to connect consumers to financial products that are right for them. We want to help find ways to put more money in their pockets. And then the third is we want to, in essence, helps them with advice and insights, so they can improve their financial health, their credit score, which is foundational to anything that you have access to. And if you get underneath, well, why would we do that? Consumers are in incredible amount of debt and they overpay on fees. They overpay on interest to get access to their own paycheck early because they can’t make ends meet. And they don’t really have great advice on, like, well, how do I improve my financial health? And we have an ability with Credit Karma to accelerate our time to market by about 10 years. And so what that looks like is in the palm of your hand, you can have access to credit cards that are the best for you. You can have access to personal loans that are the best for you, auto loans, home loans, insurance.

But beyond that, you can have access to savings accounts and early access to your paycheck. So you truly have somebody in your corner that’s using the power of your data for you. It’s great for consumers. It will save them money, but it’s also great for financial institutions because they spend millions of dollars to try to get access to great customers. And this, in essence, is we’re a matchmaking platform leveraging the data.

Question – Keith Weiss: I wanted to dig into the comment you made that sort of accelerates your time to market by 10 years. Because a lot of the discussion on the conference call was what’s different about Credit Karma versus what you guys were trying to do in Turbo and in Mint? So can you talk through the transaction in that lens of like what does Turbo — I’m sorry, what does Credit Karma bring you that you didn’t have sort of inherent or natively with Turbo and Mint? And where does the acceleration come from? Where does those sort of 10-year stash of the market come from and in what areas?

Answer – Sasan K. Goodarzi: Sure. First of all, it’s the same vision, it’s all about execution. And what they bring us is scale. It’s scale of data, it’s scale of customers on a scale of capability. And so they have 106 million members. They have 37 million members that are active on a monthly basis that interact with the product 4x a month. 90% of their revenue is from existing customers coming back. And it’s a highly predictable business. Because, in essence, it’s like taxes, you got to do your taxes once a year. When we’ve looked at their 12 years of cohort data, their consumers use 1.1 financial products a year, which means they use a credit card, home loan, auto loans, et cetera. And so what we bring together is data.

So what does that mean? Now as a consumer, we can help you have your income information, your spending information, your credit history and your life situation, whether you bought a house, whether you got married or you got to divorce, all in one place. And that allows us to give you preapproved loans that as an agnostic platform that are right for you, and that’s one element. The other element is capability. We move hundreds of billion dollars a year. So we can bring all of our risk and fraud capabilities to Credit Karma. So they can help you, in essence, find ways to save more money, get early access to your paycheck. So it’s the scale of customers, the scale of data, the scale of our money movement capabilities, plus we have direct connections with 20,000 financial institutions that we bring to them. And together, that means that we can deliver more innovation and much more benefit to consumers that they can otherwise get anywhere else.

Question – Keith Weiss: Got it. So when you’re talking about sort of the go-forward combined entity, Credit Karma is going to stay as a stand-alone entity. You’re still going to be running Turbo and Mint. Can you talk about sort of, one, what’s the rationale for sort of keeping sort of the 2 entities separate? And two, given that they will be separate, where will investors kind of see the synergies either from a revenue side of the equation or a cost side of the equation? What drives the synergies in the deal?

Answer – Sasan K. Goodarzi: Sure. Well, our focus is on acceleration.

So it’s not about integration or it’s not about just running them separately, it’s about how do we accelerate. And there are 4 things that we’re focused on. One, with customers’ consent, making the data available so that the customer has all their data in one place. So they can get, in essence, much more attractive preapproved offers, that all they do is click and the offer is there. The second is we’re going to make all of our money movement services available. And that — what that means is we can now give you early access to your paycheck. We can do automated movement into your savings account.

We can just move into several innovation areas where it’s about putting more money in your pocket.

The other is we have a financial data platform where we have a connection to 20,000 financial institutions. We’re going to make those services available to Credit Karma. So it’s all of those services that we’re going to make available. The things we’re not going to do is we’re not going to change their badge. We’re not going to change their email address. We’re not going to change their comp, because they have great comp. It’s all those little things that can slow down an acquisition. And so by doing that, that will accelerate innovation, and then should accelerate revenue growth.

Question – Keith Weiss: Got it. So there’s a lot of kind of back-end accelerators that you could put behind that public-facing channel that has been very successful thus far, so why mess with it?

Answer – Sasan K. Goodarzi: It’s — yes, that’s right. It’s all about accelerating innovation and benefit for customers and staying away from things that ultimately doesn’t deliver real benefit to customers. So that’s why we call it a set of acceleration principles that we’re focused on.

Question – Keith Weiss: Got it. The last question, specifically, just kind of drilling down into Credit Karma is the why now question. This is definitely kind of outside of the MO of what we’ve seen from Intuit historically in terms of M&A. What made now the right time to really sort of step out of that normal course to do something this large?

Answer – Sasan K. Goodarzi: If you think back 10 years ago, we’ve primarily been a company that’s been a tax and accounting company and those are very important assets that we have. And when we declared our strategy of truly becoming an AI-driven expert platform, truly becoming the source of truth for your business, truly becoming the source of truth for our consumers’

financial life. We saw a huge opportunity to move just beyond tax and accounting to leverage all of our capabilities to make a huge dent and difference in your life. So when we declared our customer problems, our strategy about 1.5 years ago, we reallocated significant internal resources to truly build out our platform. And so the time is now because this really gives us an opportunity to accelerate our time to market to truly go from engaging consumers once a year when it’s tax time to year round, to delivering really — real benefits to truly help you find ways to save more money and increase the health of your financial life. And so it’s just a perfect time. It’s a strategic fit, and it gives us an opportunity to really become a platform company.

Question – Keith Weiss: Got it. One thing that you didn’t mention, that doesn’t get talked about much in sort of how you guys talk about Credit Karma, because they were in the tax business, and they’re probably relatively small players and that they’re probably like the #5 vendor in this space. This doesn’t seem to be part of the rationale, sort of consolidating that tax business beyond TurboTax?

Answer – Sasan K. Goodarzi: Yes, not at all. This, for us, is truly about how do we create a consumer finance platform, help customers make ends meet. It’s really about connecting customers to financial products, ways to save money, providing them insights. It is not about tax. We would never pay $7 billion for 1 million tax customers. But the reason they got into tax is because they wanted to use a customer’s verified income information to actually improve the preapproved offers. And I think that’s where we’re kind of a match made in heaven. Because we can really create more choice for consumers and frankly, create an environment where financial institutions can match their offerings to what’s right for a consumer.

Question – Keith Weiss: Got it. One last question on sort of the Credit Karma and the financial platform — the consumer financial platform. Who should we be looking at as sort of the core competitors when you guys have this financial platform? I mean, is it sort of the Bank of America that’s offering me credit monitoring services and sort of my credit score and trying to sort of consolidate on that platform? Is it, I don’t know, Lending Club and those types of guys? Like what’s the competitive dynamic you see for that — for Credit Karma and sort of the Turbo on a go-forward basis?

Answer – Sasan K. Goodarzi: Yes, I liken it to a Small Business and a lot of questions that we get asked, which is we do payments, we help you to invoice and get paid, we help you do payroll, we help you get access to capital. And so often we’re asked, who are your competitors? And what I always say is, you know what, we have our partners and our competitors on our platform. We have Square on our platform. We have a PayPal on our platform. We have Salesforce on our platform. I liken it to that because fintech is exploding with investments. You’ve got great companies like Chime that, in essence, gives you early access to your paycheck. You’ve got NerdWallet that gives you access to multiple different financial products. And so really, the — when we think about competitors, we think about what choice do consumers have and consumers have a lot of choice. If they’re a bank, it’s Chime, it’s NerdWallet and it’s others. But we’re going to be able to do something just so unique together because we’re in essence going to put the power of your data in your hands to be able to access things that are preapproved. And if I can just double-click on that because this is probably the most important part of the benefit that we’re going to be able to deliver. Today, consumers get a lot of, what, preapproved offers. It could be for insurance, personal loans, credit cards, replace it with an example. But the reality is when the consumer clicks on it, they have to fill out a bunch of information. Most of them drop out of the funnel. And for those that don’t, 80% of them get rejected. That’s because financial institutions are at an unfair advantage. They don’t know everything about the customer. What we’re going to do is be able to know everything about the customer, so we can match them with the right product. And when they click preapproved offer, the offer is theirs, and to improve their financial life and make it much more efficient for those that choose to participate on the platform. So it’s just absolutely game changing.

Question – Keith Weiss: Right. And from your perspective on sort of the monetization of that, if you have a higher quality kind of origination funnel, you get paid more by the financial partners of that?

Answer – Sasan K. Goodarzi: Yes. Yes. Credit Karma is, in essence, is a relationship platform that’s a data platform. They don’t get any of their revenue from search or SEO. And so what that means is when they match you to the product that’s right for you, they get, in essence, a success fee, very highly predictable and it’s fairly reoccurring year after year.

Question – Keith Weiss: Got it. Excellent. Shifting gears to consumer tax. We’re about halfway — close to halfway through the tax filing season. On the most recent conference call, you guys sounded pretty confident about the initial sort of what you’re seeing through tax filing implying that you guys have sort of gain share in terms of the overall DIY category continues to gain share, you guys gaining share within that DIY category. So far, tax season going kind of as planned?

Answer – Sasan K. Goodarzi: It is. Have you done your taxes yet?

Question – Keith Weiss: No.

Answer – Sasan K. Goodarzi: You should use TurboTax Live.

Question – Keith Weiss: I do use TurboTax.

Answer – Sasan K. Goodarzi: Oh, you do?

Question – Keith Weiss: Yes.

Answer – Sasan K. Goodarzi: All right. Awesome. Use Live, you’ll get the help you need whenever you need it.

Question – Keith Weiss: I don’t need help, but I...

Answer – Sasan K. Goodarzi: All right.

Question – Keith Weiss: I definitely don’t get it for free though.

Answer – Sasan K. Goodarzi: Because your tax situation requires you to pay?

Question – Keith Weiss: Yes. Yes.

Answer – Sasan K. Goodarzi: But to answer your question, as you know, we’ve got a three-pronged approach. One is to expand our lead in the do-it-yourself category. Two, is to transform the assisted category. And then third is what we’ve been talking about, which is kind of create a disruptive consumer finance platform. And we’ve really focused this year on penetrating the Latinx market, which is very underpenetrated. We focused on the Self-Employed market. And we’ve also focused on the market where folks have a lot of investments. And that is one of the reasons why we’re seeing some share gains and because of the experiences that we’ve delivered. The second is, as you know, with Live, you can do your taxes in the comfort of your home or your office and get help. We can help you get your taxes done at any point in time. We’ll bring either through chat or live help right to your phone or your device. And if you want us to do your taxes for you, we can also do the same, and it’s all digital in the comfort of your home. And the reality is it’s just — it’s a great experience in the comfort of your home, and it’s far less expensive than going to somebody else. And so because of that, we’ve been able to grow the category of more people doing it themselves. And we’ve increased our share.

Question – Keith Weiss: Got it. If we think about the sort of the longer-term trends that are going on within tax in terms of that share shift towards DIY. How much of an impact do you think the tax code changes last year were in sort of accelerating that shift?

The DIY share gains were really big last year and you guys definitely got more than your fair share.

Was that like a onetime bump because of the tax code change? Or do you think there’s been fundamentally kind of the change in taxes are just simpler now, like if there’s not that many people who are itemizing and that’s going to really change the dynamic of the shift towards DIY?

Answer – Sasan K. Goodarzi: Well, first of all, we’re huge proponents of tax simplification because the easier you make taxes, the more people can just do it themselves and get the largest refund. We really wouldn’t pinpoint the category growth last year to tax reform because a lot of people still were trying to figure out what does that mean to me? What are the changes — impact to their refund? I would say most of the category growth we would attribute to we made the experience easier in life, and we wouldn’t attribute it to the tax reform. We believe, over time, the more — the tax system becomes easier, the more it will become a tailwind for the category. But we don’t really — we wouldn’t attribute that to tax reform last year.

Question – Keith Weiss: Got it. And then how do you guys think about the sort of the balance between — when it comes to simplification, simpler for tax, a simpler tax form should be a tailwind to DIY, but it could also sort of go out the other end of the funnel, if you will, towards free if that is simple enough then you should just use a free filing type option, whether it’s from TurboTax or a Free File Alliance or someone else. How do you think about that balance of sort of keeping sort of the base in that sweet spot of where it’s DIY, but sort of has — you’re still getting paid for it?

Answer – Sasan K. Goodarzi: Yes. There has been a significant shift in the marketplace probably in the last 7 years in that when — I think it was about 6, 7 years ago when we came out with what we call Absolute Zero. Which, in essence, it was, if you have a certain tax situation, you absolutely paid nothing. And when we came to market with that, we really changed the market for several reasons. One, as the category leader, many followed. And we took several points of share on a year-to-year basis. I would say that for the most part, those that are eligible for free are using free software today because most of the industry has, in essence, become free on the low end. So really, the biggest opportunity to grow the do-it-yourself category is by doing a better job delivering for those that are Latinx, Self-Employed. Those that, in essence, have stock. And then, of course, providing help. The more we raise awareness and penetrate the market with TurboTax Live, where you can get access to help and answer any questions that you have digitally, the more we can grow the category and bring more people into the category.

So that’s probably the biggest growth opportunity is from that lens, because those that want their taxes for free, they have access to it today. It’s not a big market mover.

Question – Keith Weiss: Yes. So the changes that took place on the Free File Alliance to the agreement over the past year, do you see any significant impact from those changes in terms of — I mean, last year, you guys grew Free a lot, but it was within TurboTax free. It seems like it’s been pretty stable in terms of what’s coming through your Free File Alliance product. Do you see any significant changes stemming from sort of what happens to the Free File Alliance?

Answer – Sasan K. Goodarzi: We don’t, because most customers have access to Free by going directly to us and others. And so just to share some stats. Last year, 20 million people did their taxes for completely free and 13 million of them were through TurboTax and what we offer through the Free File Alliance. The whole Free File Alliance is 2.5 million customers. And so the customers have a lot more access to being able to do it for free, not only through the Free File Alliance but primarily through going directly to the company. So we don’t really see much of a change, given the Free File Alliance agreement that was just announced.

Question – Keith Weiss: Got it. Got it. That makes sense. You guys kicked off your marketing initiatives around the tax season a little bit earlier this year than in prior years. Can you walk us through what the rationale was for that of sort of why it made sense to start that push earlier? Definitely saw a lot of it around the Super Bowl, and seen a lot around sports. And does that — is it a shift in the marketing spend that you’re doing it earlier, but the overall amount remains relatively the same? Or is it just a more aggressive year this year for overall marketing?

Answer – Sasan K. Goodarzi: Yes, really, what we’re trying to do is create a market. If you think about the focus that we have in transforming the assisted market to we will bring help to your living room or to your office. Wherever you’re doing your taxes, we will bring the help at the palm of your hands. And if you want us to do your taxes for you digitally, we will. And we are creating that market, so that people feel confident to get their taxes done in the comfort of wherever they are. And so our aggressiveness, starting that campaign early this season. Remember, this is our second year really campaigning, we can help you do your taxes with you or for you in the comfort of wherever you are. And so this is just about raising awareness, raising consideration, so people recognize, oh! wow, I can get human help, no matter where I am in the palm of my hands. And it’s just more creating that market and creating that awareness, which is so far has paid off this season.

Question – Keith Weiss: Got it. I mean, last year, you guys saw tremendous success with TurboTax Live, you talked about tripling the number of users of that product, of course, you didn’t give us the end, so we don’t know what that triple actually mean.

Answer – Sasan K. Goodarzi: We like not to give you all the data.

Question – Keith Weiss: So what should investor expectations be in terms of the potential for sort of pace of growth? Is there — I mean, I think there’s an investor fear that last year was a really good year for TurboTax Live, in particular, because there was a big tax code change and people had a lot of questions of, like, what does this mean to me? Or why wasn’t my refund bigger? Is there any — is there a potential risk of an overhang into — or hangover, if you will, into this tax year just because last year was so good?

Answer – Sasan K. Goodarzi: There’s a — there are 155 million people in the U.S. that file their taxes and about 86 million, in essence, go to have somebody do their taxes for them. And that’s about a $20 billion TAM. And the way you should think about TurboTax Live and our performance last year, which we’re proud of, is kind of 1 mile into a very, very long race. This is a 10- to 15- year growth opportunity for us because we’re just getting started to fundamentally transform the experience so that it’s as easy to get your taxes done for you and with you in your living room than it is going to somebody’s workplace. And so I wouldn’t — we’re proud of our progress last year. I’m proud of our performance, but we see this as kind of years of innovation into making to truly transform the assisted segment.

Question – Keith Weiss: Got it. Last year, you put some changes into place on the monetization side of the equation. You made it free to sort of import your history from last year. I think there’s one other change I’m forgetting, but that sort of moved that paywall back. This year seems more stable in terms of sort of where that paywall exists for free, am I looking at it right?

Answer – Sasan K. Goodarzi: You are. Our vision with free — first of all, we’ve lined up our free offering with the IRS 1040.

And our vision is always when we want to deliver the best free period. And so what that means is what we did last year, what — your memory is very well. The year-over-year data transfer is free, we ensured that it’s free the entire season. This year, we kind of went the final mile and getting early — getting access to your tax return from the prior year is also free. We extended free to all of the enlisted military. So it is truly — our vision has always been make it the best free ever, and we kind of went the final mile this year, but the big move was made last year.

Question – Keith Weiss: Got it. Does this — we’ve always thought about kind of those types of initiatives in TurboTax is units versus ARPU. And it seemed to — historically, there’s been a cycle of some years ago for units and then you try to monetize them better on the prior year. It seems now that there’s more monetization avenues outside of, just say, payers for federal with payers for state, stuff like Turbo and now on a go-forward basis, Credit Karma. Does that make the decision easier to push more towards free because you have alternative ways to kind of monetize that data to monetize those customers on a go-forward basis?

Answer – Sasan K. Goodarzi: Yes, it’s a great question. Really, it’s on the backs of we want to focus on helping consumers make ends meet, and we want to be more than just helping them do their taxes. And so just imagine the notion of you can do your taxes with or without help.

We can help you with what you do with your largest refund, putting it in a savings account, making the dollars that go into that savings account automated. We can help you with getting early access to your paycheck that connects you to financial products. And so really, it becomes a year-round opportunity for us to deliver for you, which also gives us an opportunity to actually do more beyond user paid more free, much more — it gives us flexibility on the business model, but truly helps the consumer.

Question – Keith Weiss: Got it. One last question on tax, and then we’ll shift gears to Small Business segment. Retention rate. Retention rate is, obviously, a key metric that we all look to the most profitable way to sort of grow your business. Really nice improvement last year, about a 2 percentage point improvement from 77% to 79%. Anything kind of onetime in nature? Or do you think you’re going to be able to continue to see nice gains in that retention rate in the TurboTax franchise?

Answer – Sasan K. Goodarzi: We believe we can, over time, increase retention rate. And we’ve — and the reason is for consumers, it all comes down to confidence. Do I have confidence that I did my taxes right? Do I have confidence that I’m getting the largest refund? Do I have confidence that the IRS is not going to send me a letter because I owe money that I didn’t do my taxes right? And so it’s all about confidence. And so we’ve been significantly investing in innovation in our help platform, whether it’s live help, self-help. And we believe by continuing to improve the product and making sure help is there, we can, over time, increase their retention rates. And Live, by the way, helps the whole franchise, not just those that use Live. People have confidence that there’s always help there for you.

Question – Keith Weiss: Got it. Got it. So that improvement in retention rate is a real dividend from sort of broader adoption of Live?

Answer – Sasan K. Goodarzi: That’s right. That’s right.

Question – Keith Weiss: Got it. Maybe using that as a segue into the Small Business. One of the exciting things that you guys started talking about in the Small Business is QuickBooks Live. Fundamentally, a similar concept, but a different type of value proposition in terms of just not sort of a helpline, it’s much more of an ongoing service that you expect those customers to use. Can you talk to us about the rationale around QuickBooks Live and sort of how that’s been ramping so far?

Answer – Sasan K. Goodarzi: Absolutely. I’ll just start with, we’re making a big shift from being the source of truth for your books to being the source of truth for your business. And so what that means for us fundamentally is we want the small business to have the ability to be able to grow customers. We want them to be able to transact and get paid. We want them to be able to pay their employees. We want them to have access to capital and then making sure their books are right. And by doing that, that enables us to actually leverage their data with their permission to actually give them real insights like, hey, you’re going to run out of money by Friday, you’re not going to be able to pay your employees, you can take out capital, you can delay accounts payable or you can — we can have — we can remind a couple of your customers that owe you money to pay you. So it’s about the insights. So we can truly be the coach by your side to help you run your business.

A big part of that is expertise. And so that’s where QuickBooks Live comes in. The problem is very consistent between consumers and small businesses is confidence. Do I have confidence I’m running my business right? Do I have confidence that I can take out capital? Do I have enough inventory? So the essence of QuickBooks Live was that we can connect you to an expert to get either set up in your business, to get ongoing advice or actually to help you run your business and do your books for you.

And that’s the essence of Live, and it will actually convert more people that are sitting on the sideline, not using the platform to come and say, you know what, I have confidence to use the platform because there’s always a coach in the palm of my hand.

Question – Keith Weiss: Okay. Got it. So would QuickBooks Live be more of a kind of smoothing the (inaudible) initiative versus TurboTax Live, which was all about, say, listen, I have present numbers 2 million or 3 million people drop out of the funnel. They go to assisted category. And TurboTax Live was all about keeping those guys in the platform.

Answer – Sasan K. Goodarzi: I would say it’s an end.

Question – Keith Weiss: Okay.

Answer – Sasan K. Goodarzi: TurboTax, let’s — let me hit on TurboTax Live. TurboTax Live is about those that would have left, but now they have somebody that can help them to answer that burning question, like, my uncle slept on my couch, can I use him as a deduction, sort of. But also, it can entice people to come in from the assisted category because they know they can get human help. So it’s both. Live is the same. Live, what we’re seeing right now based on all the tests that we run is right now we actually have a setup offering, which means we’ll help you get setup. We also have an offering that will help you provide advice along the way and/or even run all of your books for you. And so what we’ve learned is the spectrum is what really is the need of customers, depending on where they are in their life cycle.

Question – Keith Weiss: Right. And in terms of — I’d be remised if I didn’t ask the margin question. In terms of the ability to do this with software like gross margins.

On the TurboTax side, oftentimes people have just 1 or 2 questions, so it could be a very short interaction and you get a fixed fee for that. So it could be very good margins. Are you confident that this QuickBooks Live is going to be a more — more ongoing engagement? Is it people sort of ensuring that your books are done correctly every quarter, make sure you’re setup correctly. It seems to be more people intensive than TurboTax Live was, are you confident that you could sort of sustain the overall types of gross margins?

Answer – Sasan K. Goodarzi: Yes. It would — great question. It would that way on the surface, but it’s not the reality. First of all, it’s technology led. And so this is about us building out a platform and applying AI to automate everything. And so for instance, the notion of being able to help consumers with tax or help small business run their business, we’re using the same platform, we’re using the same services. And in fact, we’re able to leverage the same expertise to be able to help consumers. And we’re actually quite confident we can get operating leverage and operating margin leverage over time, because this is very much technology led. We use AI to give insights to experts, so they’re much more efficient and productive in how they help customers. So very much applying technology to innovate in this area.

Question – Keith Weiss: Got it. Shifting gears a little bit, QuickBooks Advanced. Again, sort of a newer initiative that you guys are taking over. Makes a ton of sense because it definitely seems like sort of above that QuickBooks level, that part of the market has been woefully underserved. One, kind of — walk us through kind of the opportunities that you see for QuickBooks Advanced. I think you’ve talked about upwards of like a $40 billion market opportunity. And two, how well has that sort of initial foray in to Advanced been?

Answer – Sasan K. Goodarzi: Sure. So we are focused on the mid-market, which we define as small business that have between 10 to 100 employees. These are customers we serve very well on our desktop platform. In fact, it’s one of the reasons why desktop has been generally kind of — they were flat, flattish and stable because of desktop enterprise. So we know the customers, we know their needs, we know how to serve them. We made a declaration as 1 of our 5 bets last year to, in essence, move into mid-market on the cloud. And in essence, it’s building out the platform and it’s at a disruptive price. And so we’ve actually seen some very nice acceleration since we launched it. 75% of the customers right now are our existing customers that have kind of outgrown QBO and need a more enterprise level platform and 25% has been new.

We think that number may change over time, but as our customers grow, they need a platform that they can lean on and QuickBooks Advanced will really play that important role.

Question – Keith Weiss: Is this going to change the dynamic of sort of a very fast-growing QuickBooks Online business and a relatively stable QuickBooks Desktop and make that more of a transition of desktop will start transitioning more fully to QBO Advanced?

Answer – Sasan K. Goodarzi: It could, over time. It’s not the assumptions that we’re making only because desktop customers love desktop for a reason. It’s the way it works, the workflows and so on. We’re moving more and more of our desktop services into the cloud. So when the customer is ready, it will be an easier transition. But in terms of, like, our growth assumptions, we’re not assuming there’s going to be massive migration from desktop. We believe it’s QBO customers migrating up and then being able to take new customers in.

Question – Keith Weiss: Got it. And on this part of the market, I’m assuming that you’re running into Sage and maybe running into sort of NetSuite in terms of the competitive environment. One is, is that the correct sort of assessment to sort of who you see at that level? And two, any response from them in terms of QuickBooks Advanced?

Answer – Sasan K. Goodarzi: First of all, we’re a large source of their growth, because we didn’t have QuickBooks Advanced.

And so the first focus area that we have is, let’s make sure we’re there for our own customers.

The second is a number of the customers that we are getting are those that were actually waiting on the sidelines because it was too expensive to go to one of those companies. And now they can come to us because we are, in some cases, 1/10 the price that they are. So we’re not seeing a different reaction from them, but probably doing a far better job serving the very customers that we would have lost otherwise.

Question – Keith Weiss: Got it. Got it. And then one last one. I wanted to sneak in on the QuickBooks — Small Business side of the equation is the attached add-ons. It seems like you guys are returning focus to try to sort of get that attach motion going. How’s progress been thus far? If I was going to pick at anything in the most recent quarter, online services ticked down a little bit, is it — any frictions in terms of getting that attachment to QBO where you guys want it to be?

Answer – Sasan K. Goodarzi: Sure. Well, first of all, I’m very proud of the team because in the last several years, the investment and the progress and the innovation in payments, payroll, time tracking, capital has been quite significant. And we’ve actually seen an acceleration of usage from customers. In terms of the stack that I think you’re referring to, just think about it relative there’s a little bit of a lag from the time I start using a subscription and I use maybe for accounting services to when I may start using payments and payroll. And so what I would focus on is the 35% — the 30%-plus online revenue growth that we’ve talked about is you’re always going to see a shift between how much is in accounting and how much is in services. The innovation is actually accelerating when it comes to services. So I’m actually quite bullish.

Question – Keith Weiss: Got it. We’ve about 20 seconds left. So I’m going to try to sneak in one last one on the international opportunity. That’s been a really successful program for you guys in driving QuickBooks Online units. U.K. has been a great country. Digital tax initiative has been kind of a tailwind there. Anything that we should worry about on a go-forward basis, that you saw some good talents in 2019, they may not exist in 2020 or are you still as optimistic on the ability to drive growth with international?

Answer – Sasan K. Goodarzi: We’re optimistic. And I would say, as we’re expanding out our ecosystem, we’re actually even more optimistic about monetization, before it was how do we just grow customers and get the product market fit now it’s about how do we provide them services. So we’re becoming equally as optimistic about the revenue growth that that will generate, and we now have a global playbook. So we’re much smarter in terms of how do we enter new countries, how do we ensure we get the product market fit in the countries that we’re in. So we look at more monetization opportunities as we look ahead.

Question – Keith Weiss: Got it. Excellent. Unfortunately, that takes us to the end of our allotted time slot. I still have a lot more questions to go, so you have to come back next year, and we’ll continue the conversation.

Answer – Sasan K. Goodarzi: I promise I’ll be sitting right here next year.

Question – Keith Weiss: Excellent. Sounds great. Okay

Answer – Sasan K. Goodarzi: All right. Okay.

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